Exhibit 99.1

BW LPG Limited: Update on BW LPG’s Product Services Q4 2024 Segment Performance

Singapore, 22 January 2025

BW LPG Limited (“BW LPG” or the “Company”, OSE ticker code: “BWLPG.OL”, NYSE ticker code: “BWLP”) today provides an update on its Product Services’ (“BW Product Services”) Q4 2024 segment performance.

For the quarter ending 31 December 2024, BW Product Services reported an estimated gross profit of approximately USD 14 million. This gross profit primarily stems from a USD 58 million gain from realised trading positions, which was partially offset by an unrealised negative movement of USD 44 million due to the change in mark-to-market value of our open cargo contracts and hedging transactions.

After general and administrative expenses and income taxes, BW Product Services reported an estimated net profit of approximately USD 3 million for the quarter. The reported net profit includes accruals for personnel costs which may change subject to board approvals.

The average Value-At-Risk (VAR) for the quarter was approximately USD 7 million.

BW LPG will release its Q4 2024 financial report on 27 February 2025.

Says Kristian Sørensen, Chief Executive Officer, “We are pleased to report a strong finish to fiscal year 2024 for our Product Services segment, highlighted by the successful realisation of USD 58 million from completed cargo deliveries and trades in the fourth quarter. This elevates our total realised gains from Product Services for the year to approximately USD 93 million, with free cash exceeding USD 100 million at year-end. As we transition into fiscal year 2025, we remain committed to maintaining a well-balanced trading portfolio and are poised to increase cargo volumes through our previously announced multi-year contract with Enterprise Products Partners.”

For further information, please contact:

Kristian Sørensen

Chief Executive Officer

Samantha Xu

Chief Financial Officer

E-mail: investor.relations@bwlpg.com

About BW LPG

BW LPG is the world’s leading owner and operator of LPG vessels, owning and operating Very Large Gas Carriers (VLGC) with a total carrying capacity of over 3 million CBM. With five decades of operating experience in LPG shipping, an in-house LPG trading division and a growing presence in LPG terminal infrastructure and distribution, BW LPG offers an integrated, flexible, and reliable service to customers along the LPG value chain. More information about BW LPG can be found at https://www.bwlpg.com.

BW LPG is associated with BW Group, a leading global maritime company involved in shipping, floating infrastructure, deepwater oil & gas production, and new sustainable technologies. Founded in 1955 by Sir YK Pao, BW controls a fleet of over 450 vessels transporting oil, gas and dry commodities, with its 200 LNG and LPG ships constituting the largest gas fleet in the world. In the renewables space, the group has investments in solar, wind, batteries, biofuels and water treatment.